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FORM OF TAX OPINION - DRAFT

July [ ], 2026

Board of Directors

Harding, Loevner Funds, Inc.

International Developed Markets Equity Portfolio

400 Crossing Boulevard, Fourth Floor

Bridgewater, New Jersey 08807

Board of Directors

Harding, Loevner Funds, Inc.

Harding Loevner International Developed Markets Select Equity ETF

400 Crossing Boulevard, Fourth Floor

Bridgewater, New Jersey 08807

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to International Developed Markets Equity Portfolio (the “Acquired Portfolio”), a series of Harding, Loevner Funds, Inc., a Maryland corporation (the “Fund”), to Harding Loevner International Developed Markets Select Equity ETF (the “Acquiring Portfolio”), also a series of the Fund, and to the holders (the “Acquired Portfolio Shareholders”) of shares of the Acquired Portfolio (the “Acquired Portfolio Shares”), in connection with the transfer of substantially all of the assets, as defined in paragraph 1.2 of the Agreement and Plan of Reorganization (the “Plan”) dated as of [ ], 2026, executed by the Fund on behalf of the Acquiring Portfolio and the Acquired Portfolio, of the Acquired Portfolio (the “Assets”) to the Acquiring Portfolio in exchange solely for shares of the Acquiring Portfolio (the “Acquiring Portfolio Shares”) and the assumption of the Acquired Portfolio’s liabilities as defined in paragraph 1.3 of the Plan (the “Liabilities”) by the Acquiring Portfolio, followed by the distribution by the Acquired Portfolio of the Acquiring Portfolio Shares received by the Acquired Portfolio and cash in lieu of fractional Acquiring Portfolio Shares to the Acquired Portfolio Shareholders and cash to Cash-Out Shareholders (as

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defined in paragraph 1.1(a)(ii) of the Plan) in exchange for their Acquired Portfolio Shares in complete liquidation of the Acquired Portfolio (the “Reorganization”), all pursuant to the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Form N-14 filed by the Fund with the Securities and Exchange Commission, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Fund on behalf of the Acquiring Portfolio, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Fund on behalf of the Acquired Portfolio, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Acquired Portfolio and the Acquiring Portfolio:

1.

The acquisition by the Acquiring Portfolio of all Assets of the Acquired Portfolio in exchange solely for Acquiring Portfolio Shares and the assumption of all Liabilities of the Acquired Portfolio by the Acquiring Portfolio followed by the distribution by the Acquired Portfolio of Acquiring Portfolio Shares and cash in lieu of fractional Acquiring Portfolio Shares to the Acquired Portfolio Shareholders and cash to Cash-Out Shareholders in exchange for their Acquired Portfolio Shares in complete liquidation of the Acquired Portfolio will constitute a “reorganization” under section 368(a) of the Code. The Acquiring Portfolio and Acquired Portfolio each will be “a party to a reorganization” within the meaning of section 368(b) of the Code;

2.

Under sections 361 and 357(a) of the Code, the Acquired Portfolio will not recognize gain or loss upon the transfer of the Assets of the Acquired Portfolio to the Acquiring Portfolio in exchange solely for the assumption of all the Acquired Portfolio’s Liabilities and the Acquiring Portfolio Shares, except that the Acquired Portfolio may be required to recognize gain or loss with respect to contracts described in section

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1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code;

3.

The Acquired Portfolio will not recognize gain or loss upon the distribution to the Acquired Portfolio Shareholders of the Acquiring Portfolio Shares received by the Acquired Portfolio in the Reorganization;

4.

The Acquiring Portfolio will recognize no gain or loss upon receiving the Assets of the Acquired Portfolio in exchange solely for the assumption of all Liabilities of the Acquired Portfolio and the issuance of the Acquiring Portfolio Shares;

5.

The Acquired Portfolio Shareholders will recognize no gain or loss upon receiving Acquiring Portfolio Shares solely in exchange for their Acquired Portfolio Shares (except with respect to cash received in lieu of fractional shares);

6.

The aggregate basis of the Acquiring Portfolio Shares received by the Acquired Portfolio Shareholder in the Reorganization will be the same as the aggregate basis of the Acquired Portfolio Shares exchanged in the Reorganization (reduced by any amount of tax basis allocable to fractional shares for which cash is received);

7.

An Acquired Portfolio Shareholder’s holding period for the Acquiring Portfolio Shares received by the Acquired Portfolio Shareholder in the Reorganization will include the holding period during which the Acquired Portfolio Shareholder held the Acquired Portfolio Shares surrendered in exchange therefor, provided that the Acquired Portfolio Shareholder held the shares as a capital asset on the date of Reorganization;

8.

The tax basis of the Assets of the Acquired Portfolio acquired by the Acquiring Portfolio will be the same as the tax basis of such Assets to the Acquired Portfolio immediately prior to the Reorganization;

9.	The holding period of the Assets of the Acquired Portfolio in the hands of the Acquiring Portfolio will include the period during which those Assets were held by the Acquired Portfolio; and

10.	The Acquired Portfolio’s tax attributes enumerated in section 381(c) of the Code will be taken into account by the Acquiring Portfolio without limitation.

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We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to (1) the Acquired Portfolio with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code, and (2) Cash-Out Shareholders whose investment is liquidated and who receive a distribution of cash equal to the net asset value of the Acquired Portfolio Shares held by them or Acquired Portfolio Shareholders whose Acquired Portfolio Shares are transferred by their broker or financial intermediary to a different investment option because such shareholders do not hold their Acquired Portfolio Shares through an account that can accept the Acquiring Portfolio Shares on the date of the Reorganization.

We hereby consent to the filing of this tax opinion as an exhibit to the Form N-14 and to all references to our firm therein with respect to the tax opinion.

Very truly yours,